Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

April 11, 2007

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:	Apex Bioventures Acquisition Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed on August 30, 2007 File No. 333-135755

Ladies and Gentlemen:
On behalf of Apex Bioventures Acquisition Corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) amendment no. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment”), as initially filed with the Commission on July 13, 2006 and amended on August 28, 2006. We are delivering clean and marked complete courtesy copies of the Amendment to each of Larry Spirgel and William A. Bennett of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated September 8, 2006 from Larry Spirgel, Assistant Director, Division of Corporation Finance. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

General

1.
We note that you have included “existing shareholders” in the class of persons who will purchase founders warrants. Please revise the definition of “private placement” on page one to include “existing shareholders.”

Response: We note the Commission’s comment and have complied with such request.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Securities and Exchange Commission

Financial Statements

Balance Sheet, page F-3

2.
Please refer to prior comment 21. Tell us your consideration of paragraph 15 of ARB 43, Chapter 7, and why your issuance of 351,562 shares, or approximately 15% of your outstanding shares would be accounted for as a stock split effected in the form of a dividend.

Response: The Company has abandoned the previously proposed structure and, in lieu thereof, has effected a 1 for 1.086956522 reverse stock split, resulting in a decrease in the aggregate number of outstanding shares of common stock from 2,343,750 to 2,156,250. Of the currently outstanding 2,156,250 shares, up to 281,250 shares are subject to forfeiture, without return of invested capital, if and only to the extent that the underwriters’ over-allotment option is not exercised in full. The reverse split and forfeiture mechanism have been implemented to (a) reflect the reduced size of the offering (from 9,375,000 Units to 7,500,000 Units), and (b) maintain the existing stockholders’ percentage interest in the Company at 20% post-offering.

We have noted stock splits (or reverse stock splits) and stock dividends in a number of similar companies to keep the initial stockholders at a 20% rate. Further, in speaking with the staff of the Commission we believe this approach to be acceptable to the Commission.

Please call the undersigned at (212) 935-3000 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Joel I. Papernik, Esq. Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000 / Fax: (212) 983-3115

Very truly yours,

/s/ Joel I. Papernik
Joel I. Papernik

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Apex Bioventures Acquisition Corporation

Darrell J. Elliott
K. Michael Forrest

Kramer Levin Naftalis & Frankel LLP

Christopher S. Auguste, Esq.